UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                 SCHEDULE 13D


                  Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*


                               DONEGAL GROUP INC.
                                (Name of Issuer)


                         Common Stock, $1.00 par value
                         (Title of Class of Securities)

                                  257701 10 2
                                 (CUSIP Number)

 Ralph G. Spontak, Senior Vice President, Chief Financial Officer and Secretary
                        Donegal Mutual Insurance Company
                 1195 River Road, Marietta, Pennsylvania 17547
                                 (717) 426-1931
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                November 6, 1995
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








                               Page 1 of 12 pages

                                  SCHEDULE 13D




CUSIP No. 257701 10 2

Page 2 of 12 Pages





 1
NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Donegal Mutual Insurance Company
I.R.S. I.D. No. 23-1336198


 2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (See Instructions)
        N/A
(a)  ______
(b)  ______



 3
SEC USE ONLY




 4
SOURCE OF FUNDS (See Instructions)

     WC



5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

 N/A
------



 6
CITIZENSHIP OR PLACE OF ORGANIZATION

     Pennsylvania





               NUMBER OF         7    SOLE VOTING POWER
                SHARES                  2,507,633 shares
             BENEFICIALLY        8    SHARED VOTING POWER
               OWNED BY                 N/A
                 EACH            9  SOLE DISPOSITIVE POWER
               REPORTING                2,507,633 shares
                PERSON          10  SHARED DISPOSITIVE POWER
                 WITH                   N/A



11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,507,633 shares


12
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

     N/A

13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     58.8%


14
TYPE OF REPORTING PERSON (See Instructions)

     IC           HC

     Item 1.   Security and Issuer.

     Item 1 is hereby restated in its entirety as follows:

     This Amendment No. 5 to Schedule 13D of Donegal Mutual Insurance Company ("DMIC") relates to the Common Stock, $1.00 par value, of Donegal Group Inc. ("DGI"). The principal executive offices of DGI are located at 1195 River Road, Marietta, Pennsylvania 17547.

     Item 3.   Source and Amount of Funds or Other Consideration.

     Item 3 is hereby supplemented as follows:

     On September 29, 1995, pursuant to an agreement among DGI, DMIC and Donald
H. Nikolaus, DMIC purchased 25,000 shares of DGI's Common Stock directly from Mr. Nikolaus in a private transaction at a price of $17.00 per share, representing the closing bid price per share of DGI Common Stock on the Nasdaq Stock Market on September 29, 1995, for a total cost of $425,000. A copy of this agreement is attached as Exhibit M to this Amendment No. 5.

     On November 6, 1995, pursuant to an agreement among DGI, DMIC and William
H. Shupert, DMIC purchased 32,000 shares of DGI's Common Stock directly from Mr. Shupert in a private transaction at a price of $18.00 per share, representing the closing bid price per share of DGI Common Stock on the Nasdaq Stock Market on November 6, 1995, for a total cost of $576,000. A copy of this agreement is attached as Exhibit N to this Amendment No. 5.

     All of the purchases by DMIC described herein were made with funds derived from DMIC s working capital.

     Item 4.   Purpose of Transaction.

     Item 4 is hereby supplemented as follows:

     As previously reported, on December 15, 1994, DMIC s Board of Directors authorized DMIC, once all necessary regulatory approval was received, to purchase up to 300,000 shares of DGI s Common Stock over the next 12 months in transactions that, to the extent shares are purchased in open market transactions, meet the conditions set forth in Rule 10b-18 as promulgated by the Securities and Exchange Commission. On December 22, 1994, the Pennsylvania Insurance Commissioner issued an order which exempted DMIC s purchases of up to 300,000 shares of Common Stock of DGI from the notice and approval provisions of
Section 1402(a)(1) of the Pennsylvania Insurance Company Law of 1921, as amended. A copy of this order was attached as Exhibit I to Amendment No. 3 of this Schedule 13D filed with the Securities and Exchange Commission on January 6, 1995.

     The shares of DGI Common Stock purchased by DMIC as reported in Item 3 of this Amendment No. 5 pursuant to the authorization and approval described in this Item 4, were purchased to increase DMIC s investment in DGI because the DMIC Board of Directors believes the purchase of the shares represented an attractive investment opportunity and, by increasing DMIC s percentage ownership of DGI, will provide greater financial flexibility to DMIC in the future. DMIC reserves the right in the future to purchase additional shares of DGI Common Stock, subject to an aggregate limit of the 300,000 shares noted above, in private transactions directly with holders of DGI Common Stock as well as in open market transactions that meet the requirements of Rule 10b-18.

       Whether DMIC purchases any additional shares of DGI, and the amount and timing of any such purchases, will depend on DMIC s continuing assessment of relevant factors, including without limitation the following: the availability of shares of DGI Common Stock at particular price levels, DGI s business and prospects, other investment opportunities available to DMIC, DMIC s business and prospects, general economic conditions, stock market conditions, conditions and prospects in the insurance industry generally and other plans and capital requirements of DMIC. Since DMIC already has control of DGI (and has had such control since DGI s formation), none of DMIC s purchases or possible future purchases, in the opinion of DMIC, has had or will have any effect on the control of DGI.

     Except as stated herein, neither DMIC nor, to the best knowledge of DMIC, any of the executive officers or directors of DMIC, has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of DGI, or the disposition of securities of DGI; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving DGI or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of DGI or any of its subsidiaries; (d) any change in the present Board of Directors or management of DGI, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of DGI; (f) any other material change in DGI s business or corporate structure; (g) changes in DGI s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of DGI by any person; (h) causing a class of securities of DGI to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) a class of equity securities of DGI becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above. DMIC and the other persons identified in Item 2 of Amendment No. 4 to this Schedule 13D may formulate plans or proposals with respect to one or more of the foregoing in the future.

     Item 5.   Interest in Securities of the Issuer.

     Item 5 is hereby supplemented and amended as follows:

     (a) The following persons and entity beneficially own the number of shares of Common Stock of DGI set forth opposite their respective names:


                                                Percent of Outstanding
       Name                   Number of Shares        Common Stock(1)
DMIC                              2,507,633              58.8%
Donald H. Nikolaus(2)                63,827               1.5
Ralph G. Spontak(3)                  58,348               1.3
Cyril J. Greenya(4)                  10,555                 -
Harry E. Newman                       4,332                 -
James B. Price(5)                    12,753                 -
Robert G. Shenk(6)                   11,937                 -
William H. Shupert                    2,602                 -
Daniel J. Wagner                        935                 -
Frank J. Wood(7)                     12,692                 -
Patricia A. Gilmartin                 1,200                 -
Philip H. Glatfelter, II              1,400                 -
Charles A. Heisterkamp, III, M.D.        -                  -
John E. Hiestand                        700                 -
C. Edwin Ireland(8)                   5,000                 -
R. Richard Sherbahn                     100                 -
                                  ---------              ----
                                  2,690,014              62.6%

---------------------

          (1) Percentages have been rounded to the nearest tenth. Less than 1% unless otherwise indicated.

          (2) Includes 40,000 shares of Common Stock which Mr. Nikolaus has the option to purchase, all of which are currently exercisable.

          (3) Includes 53,000 shares of Common Stock which Mr. Spontak has the option to purchase, all of which are currently exercisable.

          (4) Includes 10,000 shares of Common Stock which Mr. Greenya has the option to purchase, all of which are currently exercisable.

          (5) Includes 10,000 shares of Common Stock which Mr. Price has the option to purchase, all of which are currently exercisable.

          (6) Includes 10,000 shares of Common Stock which Mr. Shenk has the option to purchase, all of which are currently exercisable.

          (7) Includes 10,000 shares of Common Stock which Mr. Wood has the option to purchase, all of which are currently exercisable.

          (8)  Mr. Ireland owns these shares jointly with his wife.

     (b) All of the persons and the entity described in Item 5(a) have sole voting power and sole dispositive power over all of the shares described in Item 5(a), except that Mr. Ireland has shared voting and dispositive power over the 5,000 shares which he owns with his wife.

     (c) As noted in Item 3, DMIC purchased an aggregate of 58,200 shares of DGI Common Stock on September 29, 1995 and November 6, 1995 directly from two stockholders in private transactions.

     To the best knowledge of DMIC, none of the other persons named in Item 5(a) has purchased or disposed of any shares of DGI Common Stock in the past 60 days, except that Donald H. Nikolaus exercised stock options to purchase a total of 25,000 shares and sold 25,000 shares to DMIC and William H. Shupert exercised stock options to purchase 33,200 shares and sold 32,000 shares to DMIC, as described in Items 3 and 4 of this Amendment No. 5.

     Item 7.     Materials to be filed as Exhibits.

     Exhibit M   Agreement dated as of September 29, 1995 among Donegal
                 Group, Inc., Donegal Mutual Insurance Company and
                 Donald H. Nikolaus.

     Exhibit N   Agreement dated as of November 6, 1995 among Donegal
                 Group, Inc., Donegal Mutual Insurance Company and
                 William H. Shupert.

                                  SIGNATURE



          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                              DONEGAL MUTUAL INSURANCE COMPANY


                              By:  s/ Ralph G. Spontak
                                  ---------------------------
                                  Ralph G. Spontak, Senior
                                  Vice President, Chief
                                  Financial Officer and
                                  Secretary


Dated:  November 13, 1995

                                Exhibit Index

     The exhibits listed below are being filed with this Amendment No.
5. For a complete listing of the exhibits filed with this Schedule 13D, see Amendment No. 4 to this Schedule 13D.

Exhibit          Exhibit Name                                 Page
                                                             Number

Exhibit M        Agreement, dated as of September 29,           9
                 1995, among Donegal Group, Inc.,
                 Donegal Mutual Insurance Company and
                 Donald H. Nikolaus.

Exhibit N        Agreement dated as of November 6, 1995         11
                 among Donegal Group, Inc., Donegal Mutual
                 Insurance Company and William H. Shupert.

                                  EXHIBIT M


                                  AGREEMENT


     This Agreement is hereby entered into as of this 29th day of September, 1995 among Donegal Group Inc. ("DGI"), Donegal Mutual Insurance Company (the "Mutual Company") and Donald H. Nikolaus (the "Optionholder").

                                  RECITALS:

     WHEREAS, DGI has granted the following stock options (the "Options") to purchase common stock ("Common Stock") of DGI to the Optionholder:

     A. Options to purchase 35,000 shares of Common Stock granted pursuant to a Nonqualified Stock Option Agreement dated December 31, 1986 at an exercise price of $9.00 per share, of which options to purchase 10,000 shares were exercised as of June 15, 1995;

     B. Options to purchase 5,000 shares of Common Stock granted pursuant to an Incentive Stock Option Agreement dated December 31, 1986 at an exercise price of $9.00 per share; and

     C. Options to purchase 60,000 shares of Common Stock granted pursuant to a Nonqualified Stock Option Agreement dated as of September 1, 1991 at an exercise price of $12.00 per share; and

     WHEREAS, the Optionholder desires to exercise options to purchase the 25,000 shares remaining under his 1986 Nonqualified Stock Option Agreement referenced in recital A hereto and the Mutual Company desires to purchase from the Optionholder the 25,000 shares (the "Shares") to be thereby acquired by the Optionholder, all in accordance with the terms and provisions of this Agreement;

     NOW, THEREFORE, the parties hereto, intending to be legally bound hereby, agree as follows:

     1. The Optionholder hereby notifies DGI of his exercise of, and hereby exercises, Options to purchase 25,000 shares of Common Stock under the Nonqualified Stock Option Agreement referenced in recital A hereto for an aggregate exercise price of $225,000 (the "Exercise Price"). Contemporaneously with such exercise, the Mutual Company is hereby purchasing the Shares from the Optionholder at a purchase price of $17.00 per share, representing the closing bid price per share of DGI Common Stock on the Nasdaq Stock Market on September 29, 1995, for an aggregate purchase price of $425,000 (the "Purchase Price").

     2. The Optionholder hereby acknowledges, agrees and directs that the Mutual Company (a) deduct the Exercise Price from the Purchase Price and (b) pay the Exercise Price to DGI as set forth in paragraph 4 hereof.

     3. The Optionholder understands that the Mutual Company is obligated to withhold taxes with respect to the Shares in the aggregate amount of $66,720 (the "Withholding Amount"). The Optionholder hereby acknowledges, agrees and directs that the Mutual Company (a) deduct the Withholding Amount from the Purchase Price and (b) retain the Withholding Amount as set forth in paragraph 4 hereof.

     4. Upon the execution and delivery of this Agreement, the Mutual Company agrees to pay the Purchase Price by (a) paying the Exercise Price to DGI, (b) retaining the Withholding Amount and (c) paying the $133,280 balance of the Purchase Price to the Optionholder.

     5. DGI hereby acknowledges the exercise of the Options and the payment of the Exercise Price and agrees to deliver a stock certif-icate registered in the name of the Mutual Company representing the Shares.

     6. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors, personal representatives and assigns.

     7. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original Agreement, and all of which shall constitute one Agreement to be effective as of the date of this Agreement.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

                              DONEGAL GROUP INC.


                              By:  /s/ Ralph G. Spontak
                                  -----------------------------------
                                   Ralph G. Spontak,  Senior Vice
                                   President, Chief Financial
                                   Officer and Secretary


                              DONEGAL MUTUAL INSURANCE COMPANY


                              By:  /s/ Daniel J. Wagner
                                  -----------------------------------
                                 Daniel J. Wagner, Treasurer



                                  /s/ Donald H. Nickolaus
                                 -------------------------------------
                                 Donald H. Nikolaus

                                  EXHIBIT N             DM&H DRAFT OF 11/7/95

                                  AGREEMENT


     This Agreement is hereby entered into as of this 6th day of November, 1995 among Donegal Group Inc. ("DGI"), Donegal Mutual Insurance Company (the "Mutual Company") and William H. Shupert (the "Optionholder").

                                  RECITALS:

     WHEREAS, DGI has granted the following stock options (the "Options") to purchase common stock ("Common Stock") of DGI to the Optionholder:

     A. Options to purchase 12,000 shares of Common Stock granted pursuant to a Nonqualified Stock Option Agreement dated December 31, 1986 at an exercise price of $9.00 per share;

     B. Options to purchase 1,200 shares of Common Stock granted pursuant to an Incentive Stock Option Agreement dated December 31, 1986 at an exercise price of $9.00 per share; and

     C. Options to purchase 20,000 shares of Common Stock granted pursuant to a Nonqualified Stock Option Agreement dated as of September 1, 1991 at an exercise price of $12.00 per share; and

     WHEREAS, the Optionholder desires to exercise his Options to purchase the 33,200 shares referenced in recitals A, B and C hereto and the Mutual Company desires to purchase from the Optionholder 32,000 of the shares (the "Shares") to be thereby acquired by the Optionholder, all in accordance with the terms and provisions of this Agreement;

     NOW, THEREFORE, the parties hereto, intending to be legally bound hereby, agree as follows:

     1. The Optionholder hereby notifies DGI of his exercise of, and hereby exercises, Options to purchase 33,200 shares of Common Stock under the Incentive and Nonqualified Stock Option Agreements referenced in recitals A, B and C hereto for an aggregate exercise price of $358,800 (the "Exercise Price"). Contemporaneously with such exercise, the Mutual Company is hereby purchasing the Shares from the Optionholder at a purchase price of $18.00 per share, representing the closing bid price per share of DGI Common Stock on the Nasdaq Stock Market on November 6, 1995, for an aggregate purchase price of $576,000 (the "Purchase Price").

     2. The Optionholder hereby acknowledges, agrees and directs that the Mutual Company (a) deduct the Exercise Price from the Purchase Price and (b) pay the Exercise Price to DGI as set forth in paragraph 4 hereof.

     3. The Optionholder understands that the Mutual Company is obligated to withhold taxes with respect to the Shares in the aggregate amount of $76,060.80 (the "Withholding Amount"). The Optionholder hereby acknowledges, agrees and directs that the Mutual Company (a) deduct the Withholding Amount from the Purchase Price and (b) retain the Withholding Amount as set forth in paragraph 4 hereof.

     4. Upon the execution and delivery of this Agreement, the Mutual Company agrees to pay the Purchase Price by (a) paying the Exercise Price to DGI, (b) retaining the Withholding Amount and (c) paying the $141,139.20 balance of the Purchase Price to the Optionholder.

     5. DGI hereby acknowledges the exercise of the Options and the payment of the Exercise Price and agrees to deliver a stock certificate registered in the name of the Mutual Company representing the Shares.

     6. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors, personal representatives and assigns.

     7. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original Agreement, and all of which shall constitute one Agreement to be effective as of the date of this Agreement.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

                              DONEGAL GROUP INC.


                              By:  /s/ Ralph G. Spontak
                                  ----------------------------------
                                  Ralph G. Spontak,  Senior Vice
                                  President, Chief Financial
                                  Officer and Secretary


                              DONEGAL MUTUAL INSURANCE COMPANY


                              By:  /s/ Donald H. Nikolaus
                                  ---------------------------------
                                  Donald H. Nikolaus, President



                                  /s/ William H. Shupert
                                  ---------------------------------
                                  William H. Shupert
PH1\177971.2

                                     -2-